Exhibit 99.1

Enerplus Achieves 2011 Exit Production Guidance

CALGARY, Jan. 5, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce we have achieved our exit production forecast for 2011 averaging approximately 82,000 BOE/day during the last two weeks of December.

Throughout the fourth quarter of 2011, Enerplus continued to see significant success from our drilling, completions and optimization activities executed in both Canada and the U.S. Our Bakken/tight oil resource play has achieved significant production increases throughout 2011, from 13,500 BOE/day at the start of the year, to 17,000 BOE/day as we exited with the majority of this increase coming from the Fort Berthold region. Our Marcellus production continued to grow through the year to 25 MMcf/day as we exited 2011. This was despite the sale of approximately 6.5 MMcf/day of natural gas that occurred in mid-2011 as part of a strategic rationalization of a portion of our interests realizing gross proceeds of approximately $570 million. Subsequent to the sale, we continue to hold a significant operated and non-operated lease position of 110,000 acres.

In Canada, we continue to be pleased with not only the stability of our base production performance but also with the results of our recent drilling activities. Daily production averaged over 61,000 BOE/day as we exited 2011, ahead of our expectations. Based upon the timing of the build in production volumes throughout 2011, we estimate that Enerplus' total annual production will have averaged between 75,000 - 76,000 BOE/day for 2011. Detailed information on our plans for 2012 will be released in the coming weeks.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:05e 05-JAN-12